November 16, 2018

Zvi Ben David
Chief Financial Officer
DarioHealth Corp.
8 HaTokhen Street
Caesarea Industrial Park 3088900, Israel

       Re: DarioHealth Corp.
           Registration Statement on Form S-3
           Filed November 6, 2018
           File No. 333-228201

Dear Mr. Ben David:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Robert V. Condon III